Stephen K. Roddenberry Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095

October 2, 2012

VIA EDGAR

John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	AV Homes Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 26, 2012
File No. 1-7395

Dear Mr. Cash:

On behalf of AV Homes Inc. (the “Company”), we hereby respond to the Commission Staff's comment letter, dated September 20, 2012, regarding the Company's Form 10-K for the fiscal year ended December 31, 2011.

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies and Estimates, page 22
Impairments of Long-Lived Assets, page 22

1.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the underlying reasons that led to the impairment charges for your land and other inventories. In this regard, we note you recorded a significant charge in 2011. However, it is not entirely clear how market conditions changed from 2010 to 2011 and therefore caused this charge. In addition, we note your disclosure that as of December 31, 2011, other than land and other inventories that had been impaired, you had no long-lived assets that had undiscounted cash flows within 25% of their carrying value. Yet, during the six months ended June 30, 2012, you recorded further impairment charges. Please more fully explain the factors that led to these charges. Please also include more sensitivity information regarding changes in your significant assumptions in future filings.

akerman.com
BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES    MADISON    MIAMI    NAPLES
NEW YORK    ORLANDO    PALM BEACH    SALT LAKE CITY    TALLAHASSEE    TAMPA    TYSONS CORNER    WASHINGTON, D.C.
WEST PALM BEACH

John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
October 2, 2012

In response to the Staff's comment, please see below for a discussion of the underlying reasons that led to the impairment charges for land and other incentives:

On June 16, 2011, the Company hired a new Chief Executive Officer ("CEO").  The new CEO instituted several steps to change the direction of the Company including closing the corporate headquarters in Coral Gables, Florida, reducing General and Administrative expenses, and reassessing the long-term business plan.  After taking into account the then current market conditions, and anticipating future demographic trends, the CEO submitted to the Board, and the Board approved, a new strategic plan.  This plan shifted the Company’s focus from large land holdings in the single geographic area of Poinciana and Kissimmee, Florida to becoming a more geographically diverse home builder with particular emphasis on the age 55 plus population demographic.

This shift caused a reevaluation of the land holdings and a reclassification of several assets from long-term hold to non-core assets.  The Company's current plan is to sell these non-core assets in an orderly manner over the next few years as market conditions warrant and to redeploy the proceeds into new land assets in other geographic areas.  The internal reclassification and plans to sell required an impairment assessment under GAAP rules using different valuation methodologies and assumptions that would be used for assets deemed to be long-term hold assets.  This analysis resulted in the reported impairment charges.

After the asset evaluation and corresponding impairment analyses were completed, we noted in the Company's Form 10-K for the year ended December 31, 2011, that, other than land and other inventories that had been impaired, we had no long-lived assets that had undiscounted cash flows within 25% of their carrying value.  Although we recorded further impairments during the six months ended June 30, 2012, this statement was accurate as of December 31, 2011, as the 25% comment was irrelevant to the land impairment taken (as described below in bullet point number 2).  The impairments that were taken during 2012 were related to:

1.	Individual homes completed or under construction (primarily speculative inventory) where higher than anticipated sales discounts were estimated to be required.

2.
Contractual obligations related to a specific asset where funds were placed into an escrow account to complete certain offsite improvements at a future date.  In 2012, we determined that the improvements when made would not add any economic value to the property, resulting in a write off of the projected costs of approximately $2.847M.

We continue to perform quarterly reviews of our assets and cannot make any representations about future impairments.  Our disclosures related to market value and carrying value are made based on current market information and conditions, and our assumptions relative to future pricing, costs, and other factors as more fully described under the caption “Impairments of Long-Lived Assets” in the Company's Form 10-K filing for the year ended December 31, 2011.

We acknowledge your comment in regards to providing additional sensitivity information surrounding changes in significant assumptions, and we will include such information in our future filings.

John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
October 2, 2012

*           *           *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (305) 982-5618.

Sincerely,

AKERMAN SENTERFITT

/s/ Stephen K. Roddenberry
Stephen K. Roddenberry
For the Firm

cc:	Allen Anderson, President and Chief Executive Officer

Tina M. Johnston, Vice President, Principal Financial Officer and Principal Accounting Officer
AV Homes, Inc.

United States Securities and Exchange Commission
Tricia Armelin

Exhibit A

AV Homes, Inc.
8601 N. Scottsdale Rd.
Suite 225
Scottsdale, Arizona  85253
(480) 214-7400

October 2, 2012

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated September 20, 2012, AV Homes, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AV Homes, Inc.

By:	/s/ Tina M. Johnston
Tina M. Johnston Vice President, Principal Financial Officer and Principal Accounting Officer